                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                    -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No   X
                                     -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference herein is (i) a press release dated November 12, 2002, announcing the financial results of Tefron Ltd. for the third quarter of 2002, and (ii) a press release dated November 6, 2002 announcing the scheduling of a management conference call on November 12, 2002 to discuss third quarter financial results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             ----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             ----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Controller


Date: November 13, 2002
                                                               n e w s

FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS


   FOR YOUR INFORMATION:                     RE:     Tefron Ltd.
                                                     28 Chida Street
                                                     Bnei-Brak  51371
                                                     Israel
                                                     (NYSE:  TFR)



AT THE COMPANY                AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                 Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer       Vanessa Schwartz - Analyst Info - (212) 445-8433
Phone 972-3-579-8701          Suzie Pileggi - Media Info - (212) 445-8454
Fax:  972-3-579-8715

FOR IMMEDIATE RELEASE
November 12, 2002

TEFRON REPORTS THIRD QUARTER AND NINE MONTHS 2002 RESULTS
---------------------------------------------------------

THIRD QUARTER HIGHLIGHTS:

o Sales of $ 50.1 million and operating income of approximately $6.0 million in third quarter of 2002.
o    Company reports improved gross and operating profits.
o Company reports operating income of $ 14.7 million and EBIDTA of $ 21.7 million for nine months 2002.
o    First order received from Wal-Mart.

BNEI-BRAK, ISRAEL, November 12, 2002 - Tefron Ltd., (NYSE: TFR), one of the world's leading producers of seamless and bodysize intimate apparel, today announced financial results for the third quarter ended September 30, 2002.

Sales for the third quarter were $50.1 million, compared to sales of $48.3 million for the comparable period last year, an increase of 3.6%. Gross profit for the quarter rose 88.0% to $10.5 million (21% of turnover) compared to a gross profit of $ 5.6 million (11.6% of turnover) for the third quarter of 2001.

Operating income for the third quarter was $6.0 million (12% of turnover) compared to an operating income of $ 800,000 (1.7% of turnover) for the same period last year.

In the third quarter of 2002 the Company incurred capital loss of $1.8 million most of which were attributed to costs and accounting fees

Tefron Third Quarter 2002 - Page 2

associated with the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc.

Excluding the above capital loss EBITDA for the quarter was $ 8.4 million, compared to $3.5 million for the third quarter last year.

Net income for the third quarter was $ 1.1 million or $0.09 per share (diluted), compared to a net loss of $ 0.9 million or $ (0.07) per share (diluted) for the same period last year. Excluding the above capital loss net income for the third quarter was $2.9 million. Cash flow from operations for the third quarter was $
11.5 million, compared to $ 4.4 million for the third quarter of 2001.

NINE MONTH RESULTS
Sales for the first nine months of 2002 were $ 139.9 million, compared to sales of $139.7 million for the first nine months of 2001. Operating income for the first three quarters was $14.7 million, compared to an operating loss of $4.5 million for the same period last year. Without the above capital loss associated with the sale of 52% of Alba-Waldensian's Health Products Division and the accumulative effect of the change in accounting principle, net income for the nine months was $6.6 million, compared to a net loss of $8.6 million for the same period last year. EBITDA for the first nine months of 2002 was $ 21.7 million, compared to EBITDA of $ 3.7 million for the first nine months of 2001. Cash flow from operations for the first nine months was $22.2 million, compared to $8.7 million for the first nine months of 2001.

Yos Shiran, Chief Executive Officer of Tefron said, "Tefron's results for the third quarter of 2002 continued the trend of operational improvement the company has been achieving since the beginning of 2001. This is the second consecutive quarter in which we reported an operating income of about $6.0 million.

"Continuing improvement in all of the Company's operational parameters translated into impressive gross and operating profits. Our current annualized EBITDA is at a level of about $30 million a year and our strong cash flow amounted to $11.5 million for the third quarter of 2002.

"Our operating cash flow together with the cash that the Company received from its sale of 52% of the Health Products Division of Alba Waldensian Inc., has enabled Tefron to repay approximately $53 million of its bank debt since we began our reorganization in 2001. In addition, Tefron is no longer guaranteeing loans of $17.8 million for Alba Health, which are recorded on its consolidated balance sheet.

Tefron Third Quarter 2002 - Page 3

Mr. Shiran added, "We are pleased with our overall performance and in particular with the operational results and cash flow. We have reorganized a lot of the Company's production lines And, we are still reorganizing Alba Waldensian subsequent to the sale of a portion of its Health Products Division. The results of this plan are characterized by the continuous improvement of the Company's operational profits. Even though the bottom line may reflect a one time accounting charge resulting from the reorganization

We estimate that the Company's sales and operating results for the fourth quarter will be in line with the third quarter. Also looking further ahead into 2003, while our market is characterized by a short visibility, based upon what we are hearing from our customers in the United States considering the possibility of a war in Iraq, we currently expect to report lower sales for the first quarter. We, do however, expect to continue the current levels of sales and operating performance through the rest of 2003.

On the marketing front, while we continue to invest in diversifying and deepening our presence with our existing customers, we also see the first signs of success in expanding our customer base. In connection with that we are most pleased to announce that we received our first order from Wal Mart and we are looking forward to reporting further developments.

A conference call is scheduled for 10:00 a.m. EDT today. Individuals wishing to participate in the conference call can access the live call and replay via the Web at WWW.VIAVID.COM or by dialing 877-817-7084, domestically and 703-871-3095, internationally. A replay of the call will be available through November 19, 2002 by dialing 888-266-2086, domestically and 703-925-2435, for international callers. The pass code for the replay is 6301163.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, Woman's Secret and Schiesser, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


                                       ###

                             Financial Tables Follow


                                                                                  TEFRON LTD.

CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                       SEPTEMBER 30,
                                               ------------------------------   DECEMBER 31,
                                                     2002           2001            2001
                                               --------------- --------------  --------------
                                                         UNAUDITED                 AUDITED
                                               ------------------------------  --------------
    ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents                      $     8,323    $     1,917    $       5,078
  Trade receivables, net                              17,462         23,336           23,440
  Other receivables                                    4,657      *) 12,885        *) 12,424
  Inventories                                         27,061         26,765           25,122
                                               --------------- --------------  --------------

                                                      57,503         64,903           66,064
                                               --------------- --------------  --------------

 SEVERANCE PAY FUNDS                                     359            671              549
                                               --------------- --------------  --------------

 FIXED ASSETS:
  Cost                                               155,324        153,310          152,672
  Less - accumulated depreciation                     50,381         40,659           43,229
                                               --------------- --------------  --------------

                                                     104,943        112,651          109,443
                                               --------------- --------------  --------------

 OTHER ASSETS:
  Goodwill                                            30,743      *) 49,838        *) 49,517
  Deferred taxes                                       7,549              -                -
  Investment in investee company                         348      *)    451        *)    517
  Advance to supplier of fixed assets                  1,291              -            1,329
  Other                                                1,272      *)    265        *)    314
                                               --------------- --------------  --------------

                                                      41,203         50,554           51,677
                                               --------------- --------------  --------------

 Total assets                                    $   204,008    $   228,779    $     227,733
                                               =============== ==============  ==============

*)     Reclassified.


                                                                                                           TEFRON LTD.

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                 SEPTEMBER 30,
                                                                         ------------------------------   DECEMBER 31,
                                                                               2002           2001            2001
                                                                         --------------- --------------  --------------
                                                                                   UNAUDITED                 AUDITED
                                                                         ------------------------------  --------------
 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Short-term bank credit                                                    $    21,983     $    17,889     $    18,675
 Current maturities of long- term debt:
   Bank                                                                         13,260          22,120          22,119
   Capital leases and note payable                                               2,153           2,998           3,358
 Trade payables                                                                 26,166          22,645          20,328
 Other payables and accrued expenses                                             6,691           8,143           8,856
                                                                         --------------- --------------  --------------

                                                                                70,253          73,795          73,336
                                                                         --------------- --------------  --------------
 LONG-TERM LIABILITIES:
 Bank loans                                                                     60,815          82,076          80,075
 Capital leases and note payable                                                 3,660           8,505           7,382
 Deferred taxes                                                                 10,384           3,191           7,226
 Accrued severance pay                                                           2,156           2,260           2,126
                                                                         --------------- --------------  --------------

                                                                                77,015          96,032          96,809
                                                                         --------------- --------------  --------------

 MINORITY INTEREST                                                              13,099               -               -
                                                                         --------------- --------------  --------------

 Total liabilities                                                             160,367         169,827         170,145
                                                                         --------------- --------------  --------------

 SHAREHOLDERS' EQUITY:
 Share capital -
 Ordinary shares of NIS 1 par value:
   Authorized - 50,000,000 shares Issued and outstanding -13,409,566
     shares                                                                      5,575           5,575           5,575
 Deferred shares of NIS 1 par value:
 Authorized, issued and outstanding - 4,500 shares                                   1               1               1
 Additional paid-in capital                                                     62,810          62,810          62,810
 Accumulated deficit                                                           (17,337)         (2,011)         (3,372)
 Deferred compensation                                                               -             (95)            (68)
 Accumulated other comprehensive income                                              -              80              50
                                                                         --------------- --------------  --------------

                                                                                51,049          66,360          64,996
 Less - 997,400 Ordinary shares in treasury, at cost                            (7,408)         (7,408)         (7,408)
                                                                         --------------- --------------  --------------

 Total shareholders' equity                                                     43,641          58,952          57,588
                                                                         --------------- --------------  --------------

 Total liabilities and shareholders' equity                                $   204,008     $   228,779     $   227,733
                                                                         =============== ==============  ==============


                                                                                               TEFRON LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED INANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                               NINE MONTHS ENDED              THREE MONTHS ENDED
                                                  SEPTEMBER 30                   SEPTEMBER 30             YEAR ENDED
                                         ------------------------------ -------------------------------   DECEMBER 31
                                              2002           2001            2002            2001            2001
                                         -------------- --------------- --------------- ---------------  -------------
                                                                   UNAUDITED                                AUDITED
                                         --------------------------------------------------------------  -------------
Sales                                      $   139,906    $   139,708     $    50,054     $    48,321      $  188,949
Cost of sales                                  111,593        128,748          39,559          42,732         169,173
                                         -------------- --------------- --------------- ---------------  -------------

Gross profit                                    28,313         10,960          10,495           5,589          19,776

Sales, general and administrative
  expenses                                      13,660         15,443           4,511           4,789          20,140
                                         -------------- --------------- --------------- ---------------  -------------

Operating income (loss)                         14,653         (4,483)          5,984             800            (364)
Financing expenses, net                          4,224          7,420           1,247           1,971           9,396
Other expenses, net                              1,810              -           1,805               -             843
                                         -------------- --------------- --------------- ---------------  -------------

Income (loss) before income taxes                8,619        (11,903)          2,932          (1,171)        (10,603)

Income taxes (tax benefit)                       3,202         (3,358)          1,485            (377)           (837)
                                         -------------- --------------- --------------- ---------------  -------------

Income (loss) after income taxes                 5,417         (8,545)          1,447            (794)         (9,766)
Equity in loss of investee
  company                                         (378)          (100)           (145)           (100)           (240)
Minority interest in earnings of a
subsidiary                                         230              -             230               -               -
                                         -------------- --------------- --------------- ---------------  -------------

Net income (loss) from Ordinary
activities                                       4,809         (8,645)          1,072            (894)        (10,006)
Cumulative effect of change in
accounting principle                            18,774              -               -               -               -
                                         -------------- --------------- --------------- ---------------  -------------

Net income (loss) for the period           $   (13,965)   $    (8,645)    $     1,072     $      (894)     $  (10,006)
                                         ============== =============== =============== ===============  =============

Earnings (loss) per share from ordinary
   activities                              $      0.39    $     (0.70)    $      0.09     $     (0.07)     $    (0.81)
                                         ============== =============== =============== ===============  =============

Loss per share from cumulative
effect of change in accounting
principle)                                 $    (1.51)    $         -     $         -     $         -      $        -
                                         ============== =============== =============== ===============  =============

Earnings (loss) per share                  $    (1.13)    $     (0.70)    $      0.09     $     (0.07)     $    (0.81)
                                         ============== =============== =============== ===============  =============

                                                               n e w s

FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION:               RE:     TEFRON LTD.
                                            28 CHIDA STREET
                                            BNEI-BRAK  51371
                                            ISRAEL
                                            (NYSE:  TFR)



AT THE COMPANY:                     AT FRB|WEBER SHANDWICK:

Gil Rozen, Chief Financial Officer  Marilynn Meek - General Info (212) 445-8451
Tefron Ltd.                         Vanessa Schwartz - Analyst (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715



FOR IMMEDIATE RELEASE
November 6, 2002

                      TEFRON LTD. SCHEDULES CONFERENCE CALL
                 TO DISCUSS THIRD QUARTER 2002 FINANCIAL RESULTS

BNEI-BRAK, ISRAEL - NOVEMBER 6, 2002 -Tefron Ltd. (NYSE:TFR) announced today that it will release third quarter financial results for the period September 30, 2002 on Tuesday, November 12, 2002. In conjunction with its release, the Company will host a conference call to discuss the release on Tuesday, November 12, 2002 at 10:00 a.m. Eastern Time.

Individuals wishing to participate in the conference call can access the live call and conference call via the web at WWW.VIAVID.COM or by dialing 877-817-7084, domestically and 703-871-3095, internationally. A replay of the call will be available through November 19, 2002 by dialing 888-266-2086 domestic callers and 703-925-2435, for international callers. The pass code for the replay is 6301163.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.